

THE CASE FOR CHANGE AT KVH INDUSTRIES, INC.

PREPARED BY VIEX CAPITAL ADVISORS, LLC
MAY 2021

DISCLAIMER

The materials contained herein (the "Materials") represent the opinions of VIEX Capital Advisors, LLC and the other participants in its proxy solicitation (collectively, "VIEX", the "Investor Group" or the "VIEX-led investor group") and are based on publicly available information with respect to KVH Industries, Inc. ("KVHI" or the "Company"). The Investor Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Investor Group's conclusions. The Investor Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The Investor Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Investor Group herein are based on assumptions that the Investor Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Each of the members of the Investor Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the Investor Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the Investor Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the Investor Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Investor Group. Although the Investor Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Investor Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, the Investor Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

TABLE OF CONTENTS

EXECUTIVE SUMMARY

WHY STOCKHOLDER-DRIVEN CHANGE IS NEEDED RIGHT NOW AT KVHI

KVHI's insular, founder-dominated Board has presided over dismal financial performance and poor corporate governance for many years

The VIEX-led investor group represents KVHI's largest stockholder and is spending its own capital on a campaign for sorely-needed boardroom change

The VIEX-led investor group is seeking minority representation on KVHI's Board

Rather than engage in good faith with us, KVHI is pursuing a unilateral director refresh and spending more than 5% of its cash position on a low-road campaign

WHAT TO EXPECT FROM KVHI

We expect KVHI will claim to have a clear strategy despite failing to clearly articulate one for years prior to this contest

We expect KVHI to claim that it is poised to pivot to a momentum phase post-pandemic despite continuing to lose money in Q1 2021

We expect KVHI to tout its total stockholder returns in recent months without acknowledging that VIEX and others bid up what is known to be an illiquid stock

We expect KVHI to claim it is in the midst of a planned and multi-year Board refresh

We expect KVHI to try to divert attention from its issues by attacking our nominees

ABOUT VIEX

We have a history of helping fix broken, founder-controlled companies just like KVHI

Firm Overview

- Founded in 2014 by Eric Singer, VIEX is an investment management firm that specializes in analyzing and investing in small capitalization companies across the technology sector

- The firm has a strong record of engaging with boards and management teams to facilitate improvements in governance, capital allocation and overall strategic and operational execution

- Mr. Singer has served on more than 12 public company boards and helped turn around numerous founder-led businesses and unprofitable technology companies

VIEX's Record of Fixing Companies on Glide Paths to Value Destruction

- Immersion Corporation (NASDAQ: IMMR): Since Mr. Singer joined the board on March 5, 2020 (after being a significant investor in the company since May 2016), Immersion has stopped losing money and reached a point of sustained profitability; in August 2020, Mr. Singer was elected Executive Chairman by his fellow independent directors

- A10 Networks, Inc. (NASDAQ: ATEN): Since Mr. Singer joined the board on July 26, 2019 (after being a significant investor in the company since January 2018), A10 Networks has stopped losing money and reached a point of sustained profitability; in September 2020, Mr. Singer was elected lead independent director by his fellow independent directors

- Quantum Corporation (NASDAQ: QMCO): Over the course of Mr. Singer's tenure on the board from November 9, 2017 through November 5, 2019, the Company installed a new management team and evolved into a profitable business

- YuMe, Inc. (formerly NYSE: YUME): After Mr. Singer joined the board on May 27, 2016, the Company installed new management, elected Mr. Singer to the Chairman position after 5 months of serving as a director and dramatically improved operating performance prior to a 2018 sale

Source: SEC filings; Bloomberg. Data runs through May 14, 2021.
Note: Mr. Singer was elected to the boards of Immersion Corporation and A10 Networks pursuant to a cooperation agreement with each company.

VIEX IS PROPOSING THE RIGHT REMEDY AT THE RIGHT TIME

Nominees John Mutch and Eric Singer have decades of experience addressing bad governance, poor performance and persistent operating issues at technology companies



John Mutch

Deemed the "fix-it man" by *The San Fernando Valley Business Journal*, Mr. Mutch is a world-class financial expert, operator and board member in the technology and satellite space

- Appointed by the U.S. Bankruptcy court to the board of Peregrine Systems, which ultimately sold to Hewlett-Packard for $425 million

- Since he joined the board of Aviat Networks Inc. (NASDAQ: AVNW) in January 2015 and was appointed Chairman of the Board in February 2015, shares have appreciated more than 100%

- Since he joined the board of Agilysys Inc. (NASDAQ: AGYS) in March 2009, shares have appreciated more than 1,100%

- He has held several c-level positions across the sector



Eric Singer

Widely recognized as an ardent stockholder champion, Mr. Singer is a proven investor and respected board member in the technology sector

- Mr. Singer has invested in and sparked turnarounds at several founder-dominated, money-losing companies

- His fellow directors have appointed him Executive Chairman of Immersion Corporation (NASDAQ: IMMR)

- His fellow directors have appointed him Lead Independent Director of A10 Networks, Inc. (NASDAQ: ATEN)

- In recent years, he has received the support of leading proxy advisory firms four times as a management nominee of A10 and Immersion

Source: SEC filings; Bloomberg. Data as of 1/14/21.

8

VIEX'S SLATE HAS SUPERIOR EXPERIENCE AND OWNERSHIP PERSPECTIVES

KVHI needs a credible Board refresh that adds experienced individuals with meaningful ownership perspectives – not hastily chosen nominees wedged into a defensive refresh

Nominees	Sizable Stockholder	Prior Public Board Experience	Prior Public Turn-Around Experience	Technology Industry Expertise	Software and Cloud Experience	Capital Allocation Acumen
John Mutch	✓	✓	✓	✓	✓	✓
Eric Singer	✓	✓	✓	✓	✓	✓
Cielo Hernandez	X	X	X	✓	X	✓
Cathy-Ann Martine-Dolecki	X	✓	X	✓	X	X

NOTE: Ms. Martine-Dolecki served on one public company board for ~30 days before being voted off

ABOUT KVHI

KVHI is a founder-dominated company focused on manufacturing products that enable mobile communication, navigation and direction sensing

Mobile Connectivity Business

- KVHI designs, develops, and manufactures mobile connectivity products and services for the marine and land mobile markets
    - Products enable customers to receive voice and internet services and live digital television via satellite in marine vessels, recreational vehicles, buses, and automobiles
- The Company sells its satellite communications solutions to service providers and directly to end users across several geographic areas
    - Generates a majority of revenue from international locations, primarily consisting of Canada, Europe, Africa, the Middle East, and Asia

KVHI Financial Snapshot*

- <u>Founded:</u> 1982
- <u>Headquartered:</u> Middletown, Rhode Island
- <u>Accumulated Deficit:</u> ($6,430,000)
- <u>Net Operating Loss:</u> $4,028,000
- <u>Shares Outstanding:</u> 18,760,686
- <u>Share Price:</u> $12.24
- <u>Market Capitalization:</u> $263.10 million

Data reflects KVHI's most recent 10-Q filing, and the Company's share price and market cap are as of January 14, 2021, which is the day VIEX submitted its notice of nomination.

Inertial Navigation Business

- KVHI is also a manufacturer of high-performance sensors and integrated inertial navigation systems for defense and commercial applications
    - Inertial navigation segment offers precision FOG-based systems that enable platform and optical stabilization, navigation, and guidance
- Sells products directly to U.S. and foreign governments, and government contractors, as well as through an international network of authorized independent sales representatives

Decade of Share Price Stagnation Under the Incumbent Board



Source: Company filings. Data as of 1/14/21. *Total Stockholder Returns ("TSR") runs through January 14, 2021.

KVHI HAS A LONG HISTORY OF UNDERPERFORMANCE

Although KVHI has underperformed over every relevant time horizon, we believe its 10-year TSR underscores the perpetual stagnation under the current Board



$1 invested in KVHI a decade ago is worth less today

Source: Bloomberg; TSR period ended 1/14/2021 (the date VIEX delivered its nomination notice).

11

KVHI HAS A LONG HISTORY OF DILUTING STOCKHOLDERS

Since early 2016, KVHI has issued <u>more than three million shares</u> and provided significant equity to the insiders and directors who have presided over stagnation



<u>Source:</u> Company filings.
<u>Note:</u> Shares outstanding increased from 15,677,323 as of 12/31/2015 to 18,760,686 as of 3/31/2021.

KVHI HAS A LONG HISTORY OF ANTI-STOCKHOLDER GOVERNANCE

KVHI's "founder model" has produced insular governance that can only be remedied through a stockholder-driven director refresh

Classified Board Structure	**Combined Chair-CEO Role**	**Two Insiders on the Board**
Supermajority Required for Amending the Bylaws	**No Ability to Act by Written Consent**	**No Check on Nepotism Involving Founder's Family**

Source: Company filings.

KVHI HAS REBUFFED OUR GOOD FAITH EFFORTS TO COMPROMISE

The Board rejected our offers to settle for one designee, opting instead to threaten to challenge our nomination and spend more than 5% of KVHI's cash position on a fight

April 30, 2021

- The Board claims that our nominees are not eligible to stand for election for failing to respond to highly aggressive, insinuating questions about the Nominees which we argued are **not required by the Company's Bylaws or federal proxy rules**
- The Board raises the possibility of a settlement, under which the VIEX group could cooperate in the Company's announcement of its two new director candidates, Stanley Honey would remain on the Board and VIEX group member and KVHI stockholder, Peter Shaper, would serve as a consultant to the company
- We provide a counter proposal that provides for Mr. Shaper being appointed as a director, in addition to the new directors identified by the Company

May 1, 2021

- **The Board rejects the counter proposal**, claiming that it had determined that Mr. Shaper was unfit to serve on the Board
- KVHI repeats an offer to have Mr. Shaper serve as a consultant to the Board and to have Mr. Honey remain on the Board, but preemptively states that it would not consider adding Mr. Mutch
- In response, **we reiterate our view that it is integral to add a stockholder to the Board** and suggest that the Board appoint VIEX group member and KVHI stockholder, Bradley Radoff

May 2, 2021

- The Board responds that it would not appoint Mr. Radoff to the Board under any circumstances, but would agree that Mr. Honey would not stand for re-election
- We respond that it would be beneficial to have the Board meet with Mr. Radoff that evening and **request the Board reconsider appointing a stockholder to the Board**, especially considering that our group owns a sizable position and is asking for *just one of eight seats*
- **The Board responds that it would not accept any stockholder put forth by our group**

May 3, 2021

- After attempting to negotiate a settlement agreement over the weekend, **KVHI blows up discussions by announcing it had unilaterally determined**:
  - Our nominees were not eligible to stand for election;
  - Mark Ain and Mr. Honey would not stand for re-election, and;
  - It had plans to nominate two new directors to the Board to fill the vacancies
- A week later in its proxy statement, KVHI walks back its baseless claim that our nomination is invalid after we responded to the Board's revised questions that were significantly scaled back

Source: Company filings; VIEX.

KVHI HAS OPTED TO PURSUE A DEFENSIVE, INSUFFICIENT REFRESH

Rather than engage in good faith, the Board has nominated director candidates with <u>no public turnaround experience</u>, <u>no governance acumen</u> and <u>no ownership perspectives</u>

- KVHI retained a search firm to identify nominees a month after our director candidates were privately nominated

    o The purported search process initiated by the firm has failed to yield the type of nominees the Company needs at this critical juncture

- While Ms. Hernandez and Ms. Martine-Dolecki may be capable individuals and we of course embrace the diversity they would bring to the Board, we do not believe they should be added as a shield to protect an otherwise insular Board

- We also do not believe they have the right experience and skillsets to improve KVHI's insular Board:

    o Ms. Hernandez has no public company board experience and is the recently-appointed Chief Financial Officer of XL Fleet Corp. (NYSE: XL), a company facing class action lawsuits alleging that certain executives made false and misleading statements following the publication of a short report spotlighting concerning inconsistencies

    o We question whether Ms. Hernandez will have the capacity and time to commit to the KVHI Board – or the audit committee for that matter – given the crisis environment at XL Fleet

    o Ms. Martine-Dolecki served on only one other public company board – *for just ~30 days* – before joining KVHI

<u>We believe the Board needs directors with turnaround track records and skin in the game, and that it has not earned the right to refresh itself</u>

Source: Company filings.

KVHI DISCLOSED IT WILL USE 5% OF ITS CASH POSITION TO FIGHT US

The incumbents have retained a small army of consultants and are projected to spend $2 million to fight change, even though the Company took millions of dollars in PPP money



Law Firm



Proxy Solicitor



PR Firm



Defense Advisor



Private Investigator

We fear KVHI will end up spending several million dollars on its low-road campaign

KVHI IS RUNNING A DISHONEST CAMPAIGN THAT IS VERY HEAVY ON ATTACKS AND SPIN – BUT LIGHT ON SUBSTANCE

MANAGEMENT'S MISREPRESENTATIONS	REALITY
X KVHI says "we have always pursued the interests of our shareholders with loyalty and total dedication"	✓ The Company consistently dilutes investors, provides lucrative jobs to the Chairman's family members and is now spending $2 million of stockholders' capital on an unnecessary proxy fight
X KVHI is emerging from the COVID-19 pandemic with significant momentum	✓ The Company remains a money-losing business that recorded another large operating loss of $4 million during Q1 2021
X KVHI is executing on a focused, long-term strategy to deliver value for stockholders	✓ A review of KVHI's historical public filings – prior to its retention of activism defense consultants – shows that the Company has lacked a clear strategy for many years
X KVHI's two new director candidates would bring fresh insights and valuable industry expertise to the Board	✓ The Company's reactionary refresh has resulted in the nomination of individuals with no stock ownership, no meaningful public board experience and no public turnaround expertise
X KVHI says the VIEX nominees are not the right fit for the Board given a "troubling track record and lack of directly relevant experience"	✓ The VIEX nominees are sizable stockholders with public board experience and public turnaround expertise in the technology sector

KVHI IS DESPERATELY TRYING TO CHARACTER ASSASSINATE MR. SINGER BY MISCHARACTERIZING THE PLX CASE

MANAGEMENT'S MISREPRESENTATION	REALITY
X KVHI has misrepresented a 2018 court decision related to PLX to try to smear Mr. Singer and harm his reputation	✓ Since the 2018 PLX case, Mr. Singer's fellow directors at A10 and Immersion have **repeatedly renominated him, and leading independent proxy advisory firms supported him several times** ✓ Mr. Singer's fund won the PLX case at both the trial court and appellate court – **both courts found no damages** ✓ Mr. Singer's fund had no right to appeal the trial court's opinion independently since it won the original case ✓ Plaintiffs appealed the ruling in the hopes of recovering damages, which allowed Mr. Singer's fund to cross-appeal ✓ The trial court's finding of liability **was unsupported by facts** ○ We welcomed the opportunity for the appellate court to rule on this, but **the Plaintiffs lost again on appeal**, rendering the cross-appeal moot and leaving the appellate court without the need to address and overturn the trial court's opinion

Source: SEC filings; VIEX.

A CLOSER LOOK:
THE NEED FOR STOCKHOLDER-DRIVEN CHANGE

25 YEARS OF STAGNATION UNDER MARTIN KITS VAN HEYNINGEN AND HIS BOARD

During Mr. Kits van Heyningen's 25-year directorship, KVHI has delivered dismal performance – reinforcing the need for independent stockholders in the boardroom



TSR Under Mr. Kits van Heyningen's Tenure
4/2/1996 – 1/14/2021*

Source: SEC filings; Bloomberg; TSR period ended 1/14/2021 (the date VIEX delivered its nomination notice).
Note: Mr. Kits van Heyningen has served as KVHI's president and a director since 1982. TSR period for his tenure begins the day the Company offered first public stock, 4/2/1996.

20

10 YEARS OF PRONOUNCED UNDERPERFORMANCE

KVHI has underperformed across every relevant time horizon during the last decade and the stock's recent uptick can be largely attributed to our significant purchases and public engagement



Long-Term TSR

KVHI vs. Relevant Indices

Legend: KVHI, Russell 2000 Index, Russell 3000 Index, Russell 2000 Utilities: Telecommunications Index

Source: Bloomberg; TSR period ended 1/14/2021 (the date VIEX delivered its nomination notice).

IN RECENT YEARS, KVHI HAS CONSISTENTLY LOST MONEY

While KVHI may claim to have undertaken a Board refresh, its operating results in recent years are emblematic of a mismanaged and poorly overseen business



Net Income (Losses) in USD for 2016-2020

2016	2017	2018	2019*	2020
($7,517,000)	($11,034,000)	($8,232,000)	$33,255,000	($21,940,000)

*KVHI sold an asset in 2019, which made up for a large loss from continuing operations

Source: Company filings.

IT IS EASY TO UNDERPERFORM WHEN YOU HAVE A DISENGAGED BOARD

As KVHI has continued to underperform in recent years, its Board has met less and less – culminating in just <u>four meetings in 2020 during the global COVID-19 pandemic</u>



Year	Number of Board Meetings
2016	9
2017	7
2018	5
2019	5
2020*	4

*The incumbent Board met just four times during the height of the global pandemic

VIEX'S SLATE OF FINANCIAL EXPERTS BRINGS SUPERIOR GOVERNANCE EXPERIENCE AND OWNERSHIP PERSPECTIVES COMPARED TO THE INCUMBENT BOARD

Nominees	Sizable Stockholder	Prior Public Board Experience	Prior Public Turn-Around Experience	Financial Expert	Technology Industry Expertise	Software and Cloud Experience
John Mutch	✓	✓	✓	✓	✓	✓
Eric Singer	✓	✓	✓	✓	✓	✓
Danelle Barrett	X	X	X	X	✓	X
James Dodez	X	X	X	X	X	✓
Cielo Hernandez	X	X	X	✓	X	✓
Martin Kits van Heyningen	✓	X	X	X	✓	✓
Cathy-Ann Martine-Dolecki	X	✓ *	X	X	✓	X
Charles Trimble	X	X	X	X	✓	X
Robert Tavares	X	✓	X	X	✓	X

Note: Ms. Martine-Dolecki served on one public company board for ~30 days before being voted off.
Source: SEC filings; VIEX.

24

THERE ARE NUMEROUS UNADDRESSED GOVERNANCE ISSUES AT KVHI

KVHI maintains an array of onerous governance policies that must be addressed

 **A Classified Board Structure**

 **Supermajority Vote to Amend Bylaws**

 **Combined Chairman and CEO**

 **Multiple Boardroom Insiders and Nepotism**

 **No Action By Written Consent**

 **A Disengaged Group of Directors**

 **Strategic Missteps and Inadequate Oversight**

 **Lack of Ownership Perspectives**

 **A Poorly-Constructed, Reactionary Board Refresh**

BOARDROOM ISSUE #1: CLASSIFIED BOARD STRUCTURE

A classified Board structure has prevented stockholders from driving true change at Annual Meetings and makes the 2021 Annual Meeting a critical election

- The Company's classified Board structure allows only:
  - Two Class I directors to be considered for election at the 2021 Annual Meeting, who will hold their directorship for three years
  - Two Class II directors to be considered for election at the 2022 Annual Meeting

- The Class I directors who are expected to conclude their service on the Board at the 2021 Annual Meeting have collectively spent nearly 50 years in the boardroom

- Both Class I Directors serve on the Nominating and Corporate Governance Committee, with Mr. Ain serving as the Chairman of such committee

- **Though our candidates are not running against Messrs. Ain and Honey in this election contest, we believe this Board allowed them to neglect their duties to continuously evaluate the Board's composition given <u>the average director tenure is 16 years</u> and that they have permitted two effective insiders to remain on the Board... <u>is this who you should trust to select your next board members?</u>**

Director	Committee Positions	Age	Tenure
Mark Ain 	• Chairman of the Compensation Committee (1997-present) • Chairman of the Nominating and Corporate Governance Committee (February 2015-present; member since 2004) • Audit Committee Member (2000-present)	77	**24 years**
Stanley Honey 	• Nominating and Corporate Governance Committee Member (2004-present) • Audit Committee Member (1997-2003; 2011-present)	65	**25 years**

BOARDROOM ISSUE #2: COMBINED CHAIRMAN AND CEO ROLE

Combining these positions negatively affects the independence of the Board and ability of stockholders to hold leadership accountable

- Martin Kits van Heyningen has served as both the Chairman of the Board and the CEO since 2007
- We believe that KVHI's "founder model" allows for Mr. Kits van Heyningen's actions to remain unchecked as CEO
- Splitting the CEO and Chairman roles helps to ensure Board Chairman independence
  - Stockholders commonly vote against individuals holding a combined chairman and CEO role on the grounds that this arrangement causes a fundamental weakness in risk oversight


THOUGHT LEADERSHIP: BIG DATA
KVH @ a Glance
Revenue: $185M (FY '15)
Ownership: Public
Stock: Nasdaq
Symbol KVHI
Founded: 1982
Employees: 545
FY End: December 31
HQ Middletown, RI.
Offices: Illinois, Belgium, Brazil, Cyprus, Denmark, Hong Kong, Japan, the Netherlands, Norway, Singapore, and the U.K.
Martin
Kits van Heyningen
President, CEO & Chairman of the Board, KVH
30 Maritime Reporter & Engineering News • AUGUST 2017
From humble beginnings KVH has evolved rapidly to become a central player in the maritime world's global Big Data revolution. Maritime Reporter & Engineering News caught up with Martin Kits van Heyningen in Oslo for his take on KVH's current position and future direction.
By Greg Trauthwein
"We certainly didn't envision that we would be in the high-speed satellite broadband business when we started," is how Kits van Heyningen, President, Chief Executive Officer, and Chairman of the Board, KVH, succinctly summarizes the biggest difference between the company he founded in 1982 versus the one he leads today.
In 1982, Arent, Robert and Martin Kits van Heyningen launched the world's first digital compass for use in racing sailboats. The product and the company were both dubbed Sailcomp, and as products and applications were added the company changed the name a few years later to KVH Industries. Today KVH Industries is a manufacturer of solutions providing global high speed internet, television and voice services via satellite to mobile users at sea, on land and in the air. It is a manufacturer of sensors and integrated inertial systems for defense and commercial guidance and stabilization applications. "We still do quite a bit with sensors. The digital compass is where we started, and from there we moved to interfacing with the autopilot, the radar and eventually, antennas. That is how we got into the business of building antennas," said Kits van Heyningen. "The technology today is different, but the focus on innovation (at KVH) remains the same"
Kits van Heyningen's on:
Investment Philosophy
"We tend to have a much longer horizon than other public companies. We still try to take (measured) risks, so if that means changing the company or taking a pause in your growth strategy, we'll do that. You need to re-invent yourself."
Big Data in Maritime
"(In every other industry) people are trying to figure out how to get more and more data. Over the last 30 years the maritime industry has been trying to figure out how to not transmit data from a vessel. Even as the technology has improved, the mindset remains: "how can we limit data."

August 2017 edition of *Maritime Reporter & Engineering News*

Source: Company filings; Harvard Law School Forum on Corporate Governance, *2021 Global and Regional Trends in Corporate Governance* (March 3, 2021).

BOARDROOM ISSUE #3: CONCERNING NEPOTISM AT KVHI

Mr. Kits van Heyningen's wife and daughter-in-law have been awarded generous compensation under his watch

- Mr. Kits van Heyningen's wife – Kathleen Keating – has served as KVHI's Creative Director for 34 years
  - Ms. Keating was awarded $250,813 in total compensation in 2020
  - Ms. Keating was awarded $248,030 in total compensation in 2019

- Mr. Kits van Heyningen's daughter-in-law – Siobhan Kits van Heyningen – has worked at KVHI for 4 years
  - Ms. Kits van Heyningen was awarded $103,896 in total compensation in 2020
  - In January 2021, Ms. Kits van Heyningen was promoted to Sr. Product Manager, Airtime

- **We believe that these close interconnections only further prove how KVHI's "founder model" allows for Mr. Kits van Heyningen's actions to remain unchecked**

Certain Relationships and Related-Party Transactions

Except as stated below, as of the date of this proxy statement there have been no reportable related-party transactions since January 1, 2019, nor are there any pending related-party transactions.

Kathleen Keating, the spouse of Mr. Martin A. Kits van Heyningen, serves as our senior director of creative and customer experience. For 2020 and 2019, total individual compensation for Kathleen Keating, based on total salary, bonus, aggregate grant date fair value of stock option awards granted during the year and all other compensation, as calculated in a manner consistent with our Summary Compensation Table for 2020 and 2019, was approximately $250,813 and $248,030, respectively.

Siobhan Kits van Heyningen, the daughter-in-law of Mr. Martin A. Kits van Heyningen, was hired in August 2019 as a Service Operations Manager. For 2020 and 2019, total individual compensation for Siobhan Kits van Heyningen, as calculated in a manner consistent with our Summary Compensation Table for 2020 and 2019, was approximately $103,896 and $37,234, respectively.

44 KVH Industries, Inc. 2021 Proxy Statement

Source: Company filings; LinkedIn.

BOARDROOM ISSUE #4: MULTIPLE BOARDROOM INSIDERS

The current Board has allowed two effective insiders to remain in the boardroom, despite their respective 30+ year tenures with KVHI

- Just three years after the conclusion of **over thirty years of service to KVHI**, the Board recently determined that James Dodez is now an "independent director"

- In August 2020, the Board decided to appoint Mr. Dodez to the Nominating and Corporate Governance Committee and the Audit Committee

- In Mr. Dodez's case, we find the Company's reading of the NASDAQ independent director definition to be inaccurate

- We believe that there is no reason KVHI should have two effective insiders in the boardroom – Messrs. Dodez and Kits van Heyningen – particularly in light of the Company's dismal stockholder performance



James S. Dodez

Age: 62

Director

Committee Membership:

➤ Audit Committee Member

➤ Nominating and Corporate Governance Committee Member

James S. Dodez has served as one of our directors since June 2017. In August 2020, Mr. Dodez became a member of the Nominating and Corporate Governance Committee and the Audit Committee. Mr. Dodez served as our Strategy Advisor from May 2015 to April 2017. He served as our Senior Vice President of Marketing and Strategic Planning from March 2013 to May 2015, our Vice President of Marketing and Strategic Planning from March 2007 to February 2013, our Vice President of Marketing from October 1998 to March 2007, our Vice President of Marketing and Reseller Sales from 1995 to October 1998 and our Marketing Director from 1986 to 1995. Before joining us, Mr. Dodez was the Marketing Director at Magratten Wooley, Inc., an advertising agency, where he managed KVH's account from 1983 to 1986. Mr. Dodez received a B.S. in business with an emphasis in marketing from Miami University. Our Nominating and Corporate Governance Committee determined that Mr. Dodez should serve as a director because of his experience as a member of our Board of Directors combine and his knowledge of the strate

26   KVH Industries, Inc. 2021

NASDAQ Marketplace Rule 4200(a)(15) – Definition of "Independent Director"

"Independent director" means a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the issuer's board of directors, would interfere with the exercise of independent judgement in carrying out the responsibilities of a director. The following persons shall not be considered independent:

A)   a director who is, or at any time during the past three years was, employed by the company;

Source: Company filings; NASDAQ Marketplace Rule 4200(a)(15).

BOARDROOM ISSUE #5: NO ACTION BY WRITTEN CONSENT

KVHI's Bylaws contain anti-stockholder provisions that prevent investors from taking necessary action

No Action by Written Consent
KVHI's Bylaws flatly prohibit stockholders from taking or approving any action by written consent, thereby requiring all actions to be taken or approved at a duly constituted annual or special meeting
This anti-stockholder Bylaw increases the overall cost and expense of such actions and puts it back on the Company's stockholders

Source: Company filings.

BOARDROOM ISSUE #6: SUPERMAJORITY VOTE REQUIRED TO AMEND BYLAWS AND CALL A SPECIAL MEETING

By requiring a supermajority vote, KVHI limits its stockholders' ability to incite change

Supermajority Vote to Amend Bylaws and Call a Special Meeting

KVHI's Bylaws state that any amendment or repeal of the provisions of the Bylaws governing the Board requires the affirmative vote of the holders of an incredible 75% of the Company's outstanding stock – deterring any effort to address these provisions

Additionally, KVHI's Bylaws require a supermajority vote to call a special meeting of stockholders

The prohibitively high 75% threshold limits the ability of stockholders to hold directors accountable by amending bylaws or calling a special meeting

BOARDROOM ISSUE #7: STRATEGIC MISSTEPS AND INADEQUATE OVERSIGHT

We believe the incumbent Board has had no sense of urgency in addressing its costly, strategic blunders

- Despite the significant recent losses and management of ~700 employees, **the Board only met five times in each of the fiscal years 2018 and 2019, and <u>this number decreased to only four times in fiscal year 2020, during the global pandemic</u>**

- **The Nominating and Corporate Governance Committee has met only <u>once a year since 2010</u>**
  - We anticipate this committee has likely met more times this year than the last decade combined

- We would expect the Board of a company experiencing such high levels of operating losses to meet more frequently and be highly attuned to the Company's operations

- In light of KVHI's poor operational performance, the Board does not appear to be asking accountability laden questions or regularly engaged in the oversight of the Company's management

Board Meetings

During 2020, our Board of Directors met four times. Each incumbent director attended at least 75% of the total number of meetings held by the Board and the committees of the Board on which they served during 2020. To the extent reasonably practicable, directors are expected to attend Board meetings, meetings of committees on which they serve, and our annual meeting of stockholders. Last year, one of the seven individuals then serving as directors attended the annual meeting.

40   KVH Industries, Inc. 2021 Proxy Statement

Board Meetings

During 2019, our Board of Directors met five times. Each incumbent director attended at least 75% of the total number of meetings held by the Board and the committees of the Board on which he served during 2019. To the extent reasonably practicable, directors are expected to attend Board meetings, meetings of committees on which they serve, and our annual meeting of stockholders. Last year, one of the six individuals then serving as directors attended the annual meeting.

36   KVH Industries, Inc. 2020 Proxy Statement

<u>Source:</u> Company filings.

BOARDROOM ISSUE #8: LACK OF OWNERSHIP PERSPECTIVES

We believe the incumbent directors' meager stock ownership demonstrates that they are not adequately aligned with KVHI stockholders

- **KVHI's independent directors collectively beneficially own ~5% of the Company's outstanding shares** – most of which has been awarded, rather than purchased*
  - Mr. Tavares and Ms. Barrett collectively own less than 0.5% of total outstanding shares
- By contrast, **our nominees represent a stockholder group that collectively beneficially owns over 9% of KVHI outstanding shares**, which have been purchased with their own capital
- The Board and management team – including KVHI's COO – have actually been selling stock in recent months
- In our view, the incumbent directors' lack of a vested financial interest in the Company's performance causes a glaring misalignment of interests between stockholders and the Board

FORM 4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
OMB APPROVAL
1. Name and Address of Reporting Person
Balog Robert J
KVH INDUSTRIES, INC.
50 ENTERPRISE CENTER
MIDDLETOWN RI 02842
Common Stock
02/02/2021
FORM 4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934
or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL
1. Name and Address of Reporting Person
BRUUN BRENT C
KVH INDUSTRIES, INC.
50 ENTERPRISE CENTER
MIDDLETOWN RI 02842
2. Issuer Name and Ticker or Trading Symbol
KVH INDUSTRIES INC \DE\ [KVHI]
3. Date of Earliest Transaction (Month/Day/Year)
04/13/2021
4. If Amendment, Date of Original Filed (Month/Day/Year)
04/13/2021
5. Relationship of Reporting Person(s) to Issuer
X Officer (give title below)
COO
6. Individual or Joint/Group Filing
X Form filed by One Reporting Person
Table I - Non-Derivative Securities Acquired, Disposed of, or Benefici
Common Stock
04/13/2021
S
1,825
D
$13.35
140,737

Source: SEC filings.
Note: Mr. Dodez was included as an independent director when calculating ownership, though VIEX does not agree he is independent.

BOARDROOM ISSUE #9: A POORLY-CONSTRUCTED, REACTIONARY BOARD REFRESH

We believe the Board's self-refresh is reactionary in nature and does not address one of the core issues plaguing this Board: a complete lack of governance experience

- While we welcome the addition of two new, diverse directors to replace Messrs. Ain and Honey — each of whom has served on the Board for more than 24 years — we believe **this refresh is too little too late and does not address the glaring lack of governance expertise**

- In our view, it should not be necessary for a stockholder to nominate director candidates for the Board to finally appreciate that having multiple directors with tenures spanning over two decades is not in-line with best corporate governance practices

- We believe that the Board's self-directed refresh, which was undertaken without consulting a significant stockholder that had already publicly announced its intention to nominate director candidates, fails to address the Company's long-term financial underperformance and is similar in nature to the poorly constructed stockholder-pressured refresh KVHI executed in 2020

    

| Mr. Kits van Heyningen **39+ Year Board Tenure** | Mr. Dodez **30+ Year KVHI Tenure** | Mr. Trimble **22+ Year Board Tenure** | Mr. Tavares **1-Year Board Tenure & de minimis ownership** | Ms. Barrett **1-Year Board Tenure & de minimis ownership** |

   

| Ms. Hernandez **2021 KVHI AGM Nominee** | Ms. Martine-Dolecki **2021 KVHI AGM Nominee** | Mr. Ain **24-Year Board Tenure** | Mr. Honey **25-Year Board Tenure** |

The incumbent Board's "refresh" illustrates why it cannot be trusted to nominate its own candidates – stockholder perspectives are sorely needed in the boardroom

Source: Company filings.

OUR SOLUTION: TWO ALIGNED, QUALIFIED NOMINEES

OUR SLATE IS THE RIGHT REMEDY FOR KVHI

In addition to valuable technology industry experience, our candidates will bring sorely-needed alignment, financial expertise and ownership perspectives to the Board

John Mutch

- ✓ Financial expert with over 30 years of public and private company operating and investing experience, who has served on 11 public company boards
- ✓ Long, sustained track record of creating stockholder value and extensive executive management experience
- ✓ Serves as managing partner of MV Advisors LLC, a strategic block investment firm that provides focused investment and strategic guidance to small and mid-cap technology companies
- ✓ Serves as the Chairman of the Board and Chair of the Audit Committee of Aviat Networks, as well as a member of the Board of Directors of Agilysys, Inc.

Eric Singer

- ✓ Demonstrated financial expert with significant experience serving as a director on technology company boards, having served on more than 12 public company boards
- ✓ Has invested in and sparked turnarounds at several founder-dominated, money-losing companies
- ✓ Serves on the Board of Directors of A10 Networks, an application controller and firewall cloud security company, where he has served as Lead Independent Director since September 2020
- ✓ Serves as Executive Chairman of Immersion Corporation, a premier licensing company focused on innovative haptic technologies











Source: VIEX.

OUR SLATE WILL ASK THE RIGHT QUESTIONS AND INITIATE THE RIGHT DEBATES

Messrs. Mutch and Singer have a history of holding management teams and their fellow directors accountable

John Mutch

 **Aviat Networks (NASDAQ: AVNW):** Since Mr. Mutch joined the board of Aviat Networks Inc. in January 2015 and was appointed Chairman of the Board in February 2015, shares have appreciated more than 100%

 **Agilysys Inc (NASDAQ: AGYS):** Since Mr. Mutch joined the board of Agilysys in March 2009, shares have appreciated more than 1,100%

 **Maxwell Technologies (formerly NASDAQ: MXWL):** After Mr. Mutch was appointed to the board as a VIEX designee on April 10, 2017 and later served as Chair of the Audit Committee, the Company went on to facilitate a sale valued at $235 million to Tesla (NASDAQ: TSLA) in May 2019

 **Peregrine Systems (NASDAQ: PRGN):** After joining bankrupt Peregrine Systems, he turned it around and ultimately sold the business to Hewlett-Packard for $425 million

 **Osprey Technology Acquisition Corp. (NYSE: BKSY):** During his service as an operating partner to Osprey Technology Acquisition Corp (formerly NYSE: SFTW), Mr. Mutch helped diligence and complete the acquisition of BlackSky Holdings, Inc., a low orbit satellite company in the geospatial tracking and logistics space, for $1.6 billion in February 2021

Eric Singer

 **Immersion Corporation (NASDAQ: IMMR):** Since Mr. Singer joined the board on March 5, 2020 (after being a significant investor in the company since May 2016), Immersion has stopped losing money and reached a point of sustained profitability; in August 2020, Mr. Singer was elected Executive Chairman by his fellow independent directors

 **A10 Networks, Inc. (NASDAQ: ATEN):** Since Mr. Singer joined the board on July 26, 2019 (after being a significant investor in the company since January 2018), A10 Networks has stopped losing money and reached a point of sustained profitability; in September 2020, Mr. Singer was elected lead independent director by his fellow independent directors

 **Quantum Corporation (NASDAQ: QMCO):** Over the course of Mr. Singer's tenure on the board from November 2017 through November 2019, the Company installed a new management team and evolved into a profitable business

 **YuMe, Inc. (formerly NYSE: YUME):** After Mr. Singer joined the board in May 2016, the Company installed new management, elected Mr. Singer to the Chairman position after 5 months of serving as a director and dramatically improved operating performance prior to a 2018 sale

Source: SEC filings.

HOW OUR SLATE WILL ADD VALUE IN THE BOARDROOM

Messrs. Mutch and Singer would work collaboratively with the incumbents to pursue a practical agenda that includes:

Implementing Stockholder-Friendly Governance



Advocating for Extended Cost Containment



Establishing a Disciplined Capital Allocation Policy



Halting Perpetual Stockholder Dilution



Integrating New, Independent Executives into Management



Developing a Path to Profitability



APPENDIX

JOHN MUTCH

John Mutch is a seasoned operating executive and investor in the technology industry with over 30 years of public and private company experience and a track record of creating stockholder value



John Mutch has served as managing partner of MV Advisors LLC, a strategic block investment firm that provides focused investment and strategic guidance to small and mid-cap technology companies, since founding the firm in December 2005. From December 2008 to January 2014, Mr. Mutch served as President, CEO and Chairman of the Board of Directors of BeyondTrust Software, a privately-held security software company. Prior to founding MV Advisors, Mr. Mutch was appointed by the U.S. Bankruptcy Court to the Board of Directors of Peregrine Systems, Inc. (formerly NSADAQ: PRGN) ("Peregrine Systems"), a provider of enterprise asset and service management solutions, where he assisted the company in a bankruptcy work-out proceeding and was later named President and Chief Executive Officer. Previously, Mr. Mutch served as President, Chief Executive Officer and as a member of the Board of HNC Software, Inc. (formerly NASDAQ: HNCS). Earlier in his career, Mr. Mutch spent seven years at Microsoft Corporation (NASDAQ: MSFT), a multinational technology company, in a variety of executive sales and marketing positions. Mr. Mutch has served as Chairman of the Board of Aviat Networks, Inc. (NASDAQ: AVNW) since February 2015 and has served on the Board of Agilysys, Inc. (NASDAQ: AGYS) since March 2009. Previously, he served on the Board of Overland Storage, Inc. (NASDAQ: OVRL), Phoenix Technology (OTCMKTS: PHXHF), RhythmOne plc (LON: RTHM) and Steel Excel Inc. (formerly OTCPK: SXCL).

ERIC SINGER

Eric Singer has demonstrated financial expertise and significant experience serving as a director on the Boards of various public technology companies



Eric Singer has served as the managing member of VIEX GP, the general partner of Series One, VSO GP II, the general partner of VSO II, and VIEX Capital, the investment manager of Series One and VSO II, since May 2014. Since July 2019, Mr. Singer has served as a director of A10 Networks (NYSE: ATEN), an application controller and firewall cloud security company. Since March 2020, Mr. Singer has served as a director of Immersion Corporation (NASDAQ: IMMR), a premier licensing company focused on the creation, development and licensing of innovative haptic technologies, and has served as Executive Chairman since August 2020. Previously, he served as a director of Quantum Corporation (NASDAQ: QMCO), a data lifecycle solutions provider from November 2017 to November 2019. Mr. Singer also served as chairman of the Board of Directors of RhythmOne plc (LON: RTHM), a technology-enabled digital media company, from February 2018 (after its acquisition of YuMe, Inc. (NYSE: YUME) until the sale of RhythmOne plc in April 2019. Mr. Singer was a director of YuMe, Inc. from June 2016 to February 2018, and served as Chairman of its Board beginning in November 2016. Mr. Singer served on the Board of Support.com (NASDAQ: SPRT), a leading provider of tech support and turnkey support center services, from June 2016 to March 2019. Mr. Singer previously served as a director of Numerex Corp. (NASDAQ: NMRX).



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